Exhibit 6

FOR IMMEDIATE RELEASE

AHMED D. HUSSEIN

NOTES THURSDAY’S 33% DROP IN QUALITY SYSTEMS’ STOCK PRICE

Urges Shareholders to Vote the GOLD Proxy Card

New York, NY – July 27, 2012 – Ahmed D. Hussein expressed solidarity with fellow shareholders of Quality Systems, Inc. (the “Company”) (NASDAQ: QSII), upon the  precipitous decline in the Company’s stock price amid fears that Thursday’s announcement of quarterly earnings 25% below analyst estimates is a harbinger of future weakness in demand for its software products.  By contrast, competitors athenahealth, Inc. and Cerner Corporation both increased their estimates for 2012 revenues and net income.  Mr. Hussein stated, “My concerns regarding the Company’s prospects and position in the industry propelled me to propose an alternate slate of accomplished businessmen for election as directors at the Company’s upcoming annual shareholders’ meeting.  Recent events demonstrate that my concerns were warranted.”

On February 24 of this year, Steven Plochocki, the Company’s Chief Executive Officer, exercised options for 92,500 shares and sold all but 4,000 of them the same day for $43.99 per share, yielding a gain of more than $2,000,000.  Five months later, as the Motley Fool reported yesterday, “CEO Steven Plochocki no doubt unsettled investors further. Though Plochocki noted confidence in the company’s ‘future performance and prospects,’ he said that the company is not reaffirming its previous full-year outlook due to ‘evolving conditions affecting our industry and uncertainty in predicting future results.’”

Today, the Company posted on its website a statement censuring Mr. Hussein over margin calls precipitated by yesterday’s steep price decline.  Mr. Hussein responded, “On February 24, 2012, my investment in the Company had a market value in excess of $400 million.  Today, it has fallen below $150 million.  Just yesterday, the value of my investment in the Company fell by more than $70 million, an amount greater than the total balance of my debt worldwide.  My entire motivation in this proxy contest has been to further the Company’s success both for my own investment and the rest of the shareholders.”

Mr. Hussein again invites shareholders to compare the Company’s July 24th “rebuttal” to the detailed information included in his proxy materials and decide for themselves if the Company failed to respond to specific questions he posed regarding the events described.

The shareholders of Quality Systems face a clear choice: to continue with the status quo under the current board or to pursue a new direction by electing seven highly-qualified nominees who are, with the exception of Pat Cline, undisputedly independent, to the Board of Directors at the Company’s upcoming 2012 Annual Shareholders’ Meeting to be held on August 16, 2012.  The nominees, who will answer to all the shareholders, are Murray F. Brennan, M.D., Patrick B. Cline, Thomas R. DiBenedetto, Ian A. Gordon, Lieutenant General (Ret) John “Mike” McDuffie, and John “Jack” Mueller, in addition to Mr. Hussein.

Shareholders in Quality Systems are encouraged to read the definitive proxy statement and shareholder letter posted at www.abetterqsii.com and call AST Phoenix Advisors at (800) 581-4729 for information on how to vote the GOLD proxy card.